Exhibit 12.1

BURLINGTON NORTHERN SANTA FE, LLC and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Nine Months Ended September 30,
	2015	2014
Earnings:
Income before income taxes	$5,047	$4,295
Add:
Interest and other fixed charges, excluding capitalized interest	683	613
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	149	148
Distributed income of investees accounted for under the equity method	5	5
Amortization of capitalized interest	3	2
Less:
Equity in earnings of investments accounted for under the equity method	12	13
Total earnings available for fixed charges	$5,875	$5,050
Fixed charges:
Interest and fixed charges	$711	$635
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	149	148
Total fixed charges	$860	$783
Ratio of earnings to fixed charges	6.83x	6.45x

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